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                               December 18, 2023

       Henry W. Bromley
       Chief Financial Officer
       Kidoz Inc.
       1685 West 4th Avenue, Suite 220
       Vancouver, BC, V6J 1L8 Canada

                                                        Re: Kidoz Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            File No.
333-120120-01

       Dear Henry W. Bromley:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2022

       General

   1. Through January 11, 2023 you filed/furnished periodic reports applicable to U.S. domestic companies (i.e., Forms
10-K, 10-Q and 8-K). Starting February 22, 2023 through
                                                        November 28, 2023 you
filed/furnished forms applicable to foreign private issues (i.e.,
                                                        Forms 20-F and 6-K). On
December 1, 2023 you furnished a Form 8-K. Please explain
                                                        to us your filer
status/type and the basis for using forms applicable to different filer types.
                                                        Tell us the form type
(i.e., forms applicable to U.S. domestic companies or foreign private issuers) you plan on
filing going forward and your basis for doing so.
 Henry W. Bromley
FirstName
Kidoz Inc. LastNameHenry W. Bromley
Comapany18,
December   NameKidoz
               2023    Inc.
December
Page 2     18, 2023 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services